UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number
001-34525

CUSIP Number
295625 107
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:    December 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Erin Energy Corporation
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2250
City, State and Zip Code:	Houston, Texas 77056

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Erin Energy Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) within the prescribed time period because the Company requires additional time to prepare and review certain information in its financial statements. The delay could not be eliminated without unreasonable effort or expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Annual Report no later than fifteen calendar days following the prescribed due date.

Part IV – Other Information

(1)    Name and telephone number of person to contact in regard to this notification

Jean-Michel Malek	(713)	797-2940
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report a net loss of approximately $451.5 million for 2015, as compared to a net loss of approximately $96.1 million for 2014. Included in the 2015 net loss is a non-cash impairment charge of approximately $281.8 million to write down the value of the Company’s oil and gas properties to their estimated fair value.

As a result of the current low commodity prices and the Company’s low oil production volumes due to the currently shut-in well Oyo-8, the Company has not been able to generate sufficient cash from operations to satisfy certain obligations as they became due. Further, pursuant to the Company’s indebtedness under the Term Loan Facility, it will owe approximately $9.0 million for quarterly principal and interest on March 31, 2016.

The Company is currently pursuing a number of actions, including i) working on re-establishing production from well Oyo-8, ii) obtaining additional funds through public or private financing sources, iii) restructuring existing debts from lenders, iv) obtaining forbearance of debt from trade creditors, v) reducing ongoing operating costs, vi) minimizing projected capital costs for the 2016 exploration and development campaign and vii) farming-out a portion of the Company’s rights to certain of the Company’s oil and gas properties. There can be no assurances that sufficient liquidity can be raised from one or more of these actions or that these actions can be consummated within the period needed to meet certain obligations.

Although the Company believes that it will be able to generate sufficient liquidity from the measures described above, its current circumstances raise substantial doubt about its ability to continue to operate as a going concern.

SIGNATURE
Erin Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
ERIN ENERGY CORPORATION

By: /s/ Daniel Ogbonna
Daniel Ogbonna
Senior Vice President and Chief Financial Officer

Date: March 16, 2016